UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: March 31, 2020

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-K

☐	Transition Report on Form N-SAR

For the Transition Period Ended: _____________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Senmiao Technology Limited

Full Name of Registrant:

N/A

Former Name if Applicable:

16F, Shihao Square, Middle Jiannan Blvd., High-Tech Zone

Address of Principal Executive Office (Street and number):

Chengdu, Sichuan, China 610000

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Senmiao Technology Limited (the “Registrant”) is unable, without undue hardship and expense, to file its Annual Report on Form 10-K for the fiscal year ended March 31, 2020 (the “Form 10-K”) within the prescribed period due to the impact of the COVID-19 pandemic. Despite diligent efforts on the part of the Registrant to finish in sufficient time to permit the timely filing of the Form 10-K, the Registrant requires additional time to complete the review of its fiscal fourth quarter and fiscal year end financial statements and to obtain and compile additional information necessary to complete the Form 10-K. The Registrant expects to file the Form 10-K on or before the fifteenth calendar day following the prescribed due date.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Xi Wen	+86 28	61554399
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes  ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 ☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant’s results of operations for the three and twelve months ended March 31, 2020 are anticipated to be significantly different from the corresponding period in the prior fiscal year due to the wind-down of its peer-to-peer online lending business and the growth of its automobile transaction business, and in addition as a result of the impact of the COVID-19 epidemic in China. The Registrant anticipates decreases in its revenues, costs of revenue, gross profit and an increase in loss for the three months ended March 31, 2020 as compared to the three months ended March 31, 2019 and increases in its revenues, costs of revenue, gross profit and loss for the year ended March 31, 2020 as compared to the year ended March 31, 2019. Moreover, as a result of unprecedented conditions surrounding the COVID-19 epidemic in China, and due to remote working environments and other disruptions, management is still working on the completion of the financial statements for the period ended March 31, 2020 so a reasonable quantitative estimate of the estimated results narratively described above cannot be made.

Senmiao Technology Limited
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2020	By:	/s/ Xi Wen
Name: Xi Wen
Title: Chief Executive Officer

ATTENTION Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).